Exhibit 99.1

Prior to Phase III Psoriasis Data Release Can Fite Reports that Piclidenoson Destroys Pathological Skin Cells in vitro

Piclidenoson has been out-licensed for the indication of psoriasis in certain major markets

PETACH TIKVA, Israel, January 13, 2022 -- Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CFBI), a biotechnology company advancing a pipeline of proprietary small molecule drugs that address inflammatory, cancer and liver diseases, today announced that pre-clinical studies with skin cells, modeling psoriasis in humans, show that Piclidenoson, the Company’s drug candidate for the treatment of psoriasis, destroys pathological skin cells. The Company’s scientists reported that in a cell culture of human HaCaT cells, incubated with Piclidenoson, cell apoptosis was induced with an increase in the caspase protein, known to mediate apoptotic responses.

Piclidenoson is a novel, first-in-class, A3 adenosine receptor agonist (A3AR) small molecule, orally bioavailable drug with a favorable therapeutic index demonstrated in Phase II clinical studies.

The Company expects to announce topline results during Q1 2022 from its randomized, double blind, active and placebo-controlled study currently being conducted in Europe, Israel, and Canada. The study’s primary endpoint is the proportion of patients who achieve a PASI score response of ≥75% (PASI 75) vs. placebo at week 16. Secondary endpoints include non-inferiority to Otezla® in weeks 16 and 32. Patients enrolled in the study have been selected based on their over-expression of A3AR, Can-Fite’s therapeutic target.

“The data shown in our lab experiments are important and support the mechanism of action of Piclidenoson and supply additional support for the drug effect. We are encouraged by the positive interim analysis data reported last year based on 200 patients’ data and hope that it will be reproducible and that psoriasis patients will benefit from safety and long term relief from the symptoms of psoriasis,” stated Can-Fite CEO Dr. Pnina Fishman.

According to iHealthcareAnalyst, the psoriasis therapeutic market is estimated to reach $11.3 billion by 2025. Piclidenoson has been out-licensed for the indication of psoriasis in major markets including Canada, Europe, and Asia with deal terms including potential upcoming milestone payments and double-digit royalties upon regulatory approval.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CFBI) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion dollar markets in the treatment of cancer, liver, and inflammatory disease. The Company’s lead drug candidate, Piclidenoson, is currently in a Phase III trial for psoriasis. Can-Fite’s liver drug, Namodenoson, is headed into a Phase III trial for hepatocellular carcinoma (HCC), the most common form of liver cancer, and a Phase IIb trial for the treatment of non-alcoholic steatohepatitis (NASH). Namodenoson has been granted Orphan Drug Designation in the U.S. and Europe and Fast Track Designation as a second line treatment for HCC by the U.S. Food and Drug Administration. Namodenoson has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. CF602, the Company’s third drug candidate, has shown efficacy in the treatment of erectile dysfunction. These drugs have an excellent safety profile with experience in over 1,500 patients in clinical studies to date. For more information please visit: www.can-fite.com.

Forward-Looking Statements

This press release may contain forward-looking statements, about Can-Fite’s expectations, beliefs or intentions regarding, among other things, market risks and uncertainties, its product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, Can-Fite or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by Can-Fite with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of Can-Fite’s authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause Can-Fite’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause Can-Fite’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: our history of losses and needs for additional capital to fund our operations and our inability to obtain additional capital on acceptable terms, or at all; uncertainties of cash flows and inability to meet working capital needs; the impact of the COVID-19 pandemic; the initiation, timing, progress and results of our preclinical studies, clinical trials and other product candidate development efforts; our ability to advance our product candidates into clinical trials or to successfully complete our preclinical studies or clinical trials; our receipt of regulatory approvals for our product candidates, and the timing of other regulatory filings and approvals; the clinical development, commercialization and market acceptance of our product candidates; our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and our ability to operate our business without infringing the intellectual property rights of others; competitive companies, technologies and our industry; statements as to the impact of the political and security situation in Israel on our business; and risks and other risk factors detailed in Can-Fite’s filings with the SEC and in its periodic filings with the TASE. In addition, Can-Fite operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. Can-Fite does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise.

Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114